[redacted]

09042114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richey Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. Wilshire Avenue, Suite 307
(No. and Street)

Fullerton (City) CA (State) 92832-1959 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Hugh Richey (714) 449-9696
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 4 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Hugh Richey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richey Financial Group, Inc., as of June 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 7th day of July, 2009 by J. Hugh Richey proved to me on the basis of satisfactory evidence to be the person(s) who

Susan S. Williams
Notary Public

Signature

PRESIDENT
Title

SUSAN S. WILLIAMS
Commission # 1797753
Notary Public — California
Orange County
My Comm. Expires [illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Richey Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Richey Financial Group, Inc. (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Financial Group, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 17, 2009

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Richey Financial Group, Inc.
Statement of Financial Condition
June 30, 2009

Assets

Cash	$ 55,839
Deferred income tax asset	582
Total assets	$ 56,421

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 200
Total liabilities	200
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	75,443
Accumulated deficit	(20,222)
Total stockholder's equity	56,221
Total liabilities and stockholder's equity	$ 56,421

The accompanying notes are an integral part of these financial statements.

Richey Financial Group, Inc.
Statement of Operations
For the year ended June 30, 2009

Revenues	
Commissions income	$ 27,723
Net investment gains (losses)	(19,411)
Total revenues	8,312
Expenses	
Commissions	10,165
Professional fees	8,560
Interest	38
Other operating expenses	10,953
Total expenses	29,716
Net income (loss) before income tax provision (benefit)	(21,404)
Income tax provision (benefit)	(1,182)
Net income (loss)	$ (20,222)

The accompanying notes are an integral part of these financial statements.

Richey Financial Group, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2008	$ 1,000	$ 72,553	$ –	$ 73,553
Additional investment		2,890		2,890
Net income (loss)	–	–	(20,222)	(20,222)
Balance at June 30, 2009	$ 1,000	$ 75,443	$ (20,222)	$ 56,221

The accompanying notes are an integral part of these financial statements.

Richey Financial Group, Inc.
Statement of Cash Flows
For the year ended June 30, 2009

Cash flows from operating activities:		
Net income (loss)		$ (20,222)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Marketable securities	$ 66,521	
Prepaid expenses	75	
Deferred income tax asset	(582)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(921)	
Income taxes payable	(4,000)	
Deferred income taxes payable	(1,400)	
Total adjustments		59,693
Net cash and cash equivalents provided by (used in) operating activities		39,471
Cash flows from investing activities:		–
Cash flows from financing activities:		
Additional investment	2,890	
Net cash and cash equivalents provided by (used in) operating activities		2,890
Net increase (decrease) in cash		42,361
Cash at beginning of year		13,478
Cash at end of year		$ 55,839
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 38	
Income taxes	$ 4,889	

The accompanying notes are an integral part of these financial statements.

Richey Financial Group, Inc.
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL and SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Richey Financial Group, Inc. (the "Company") was incorporated in the state of California on June 17, 1985, under the name of Topanga Securities, Inc. On July 29, 1985, the Company changed its name to Pacific Mountain Securities and finally on January 6, 1986, became Richey Financial Group, Inc. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities.

The Company is engaged in the business as a securities broker-dealer, which comprises several classes of services, including the retailing of mutual funds and variable life insurance and annuities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has fully depreciated furniture and equipment of $8,168. Furniture and equipment have been depreciated over the estimated useful lives of the related assets.

The organization cost of $10,300 have been fully amortized.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: INCOME TAXES

The components of the income tax provision are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 800	$ –	$ 800
Federal tax expense (benefit)	–	(1,982)	(1,982)
Total income tax expense (benefit)	$ 800	$ (1,982)	$ (1,182)

Note 3: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture, and equipment with an affiliated company in which management has an ownership interest. During the fiscal year, the companies established an expense sharing agreement, whereby the affiliated company pays rent, payroll and other operating expenses that benefit the Company. Due to the reduced level of activity, the Company paid under the expense sharing agreement less than it would have paid to independent third parties. The difference is immaterial. The Company is also not liable to this affiliate for any expenses incurred on its behalf. For the year ended June 30, 2009, the Company incurred $1,650 for these expenses.

Note 4: CONTINGENCIES

Contingencies

During the year ended June 30, 2009, the Company engaged in exploratory discussions with a potential buyer of the Company. No sale was consummated, and in connection with the failed transaction, the former suitor has threatened legal action for specific losses incurred relative to the possible purchase. Legal counsel for the Company evaluates the likelihood of an unfavorable outcome, if any legal action is initiated, as remote. Therefore, no provision has been made for any possible settlement in this matter.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $55,639, which was $50,639 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($200) to net capital was 0.00:1 which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $711 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 54,928
Adjustments:		
Accumulated deficit	$ 711	
Total adjustments		711
Net capital per audited statements		$ 55,639

Richey Financial Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	75,443	
Accumulated deficit	(20,222)	
Total stockholder's equity		$ 56,221
Less: Non-allowable assets		
Deferred tax asset	(582)	
Total adjustments		(582)
Net capital		55,639
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 13	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 50,639
Percentage of aggregate indebtedness to net capital	0.00:1	

There was a $711 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2009. See Note 7.

Richey Financial Group, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Richey Financial Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Richey Financial Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Richey Financial Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Richey Financial Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Richey Financial Group, Inc.:

In planning and performing our audit of the financial statements of Richey Financial Group, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 17, 2009